UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
Amendment No. 2
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Republic of Singapore	Not Applicable

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore	569059

(Address of principal executive office)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑
Securities Act registration statement file number to which this form relates: ____________(if applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None
Securities to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares *

(Title of Class)

*	American Depositary Shares, each representing ten Ordinary Shares, are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6 and accordingly are exempt from registration under Section 12(g) of the Securities and Exchange Act of 1934, as amended, pursuant to rule 12g3-2(c) thereunder.

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
DESCRIPTION OF SHARE CAPITAL
TAXATION
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-2 Amended Articles of Association of STATS ChipPAC Ltd.
Ex-3.1 Specimen ordinary share certificate issued on and after January 30, 2006 in respect of transfer of shares issued before January 30, 2006.
Ex-3.2 Specimen ordinary share certificate issued on and after January 30, 2006 in respect of new issuances of shares after January 30, 2006

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Explanatory Note
     Effective January 30, 2006, the Companies Act, Chapter 50 of Singapore (the “Companies Act”) was amended pursuant to the Companies (Amendment) Act 2005 (the “Companies Amendment Act”) to, among other things, abolish the concepts of “par value” and “authorized share capital.” Until January 30, 2006, the ordinary shares of STATS ChipPAC Ltd., a limited liability company formed in the Republic of Singapore, had a par value of S$0.25. As a result of the Companies Amendment Act, effective January 30, 2006, all of STATS ChipPAC Ltd.’s ordinary shares, presently outstanding or to be issued in the future, shall have no par or nominal value and any provision in STATS ChipPAC Ltd.’s Memorandum and Articles of Association that states the amount of its authorized share capital or par value is no longer effective.
     At STATS ChipPAC Ltd.’s annual general meeting on April 25, 2006, the shareholders of STATS ChipPAC Ltd. approved and adopted amendments to its Articles of Association. The amendments reflect changes introduced by the Companies Amendment Act as well as additional changes to certain other provisions in the Articles of Association.
     STATS ChipPAC Ltd. amends and restates in its entirety its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2000, as amended by Amendment No. 1 to the Form 8-A filed with the Commission on February 24, 2006 (the “Existing Form 8-A”).
Item 1. Description of Registrant’s Securities to be Registered.
     In this document, all references to “our company,” “we,” “our” and “us” refer to STATS ChipPAC Ltd., a limited liability company formed in the Republic of Singapore. When we refer to “S$” in this document, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “US$” in this document, we are referring to United States dollars, the legal currency of the United States.
     Descriptions of our ordinary shares and American Depositary Shares registered under the Existing Form 8-A are contained in the “Description of Share Capital” and “Taxation” below and in the section entitled “Description of American Depositary Receipts” in the prospectus included in our Registration Statement on Form F-1 (Registration No. 333-93661), as amended, originally filed with the Commission on December 27, 1999 under the Securities Act of 1933, as amended, in each case, including any amendment or report filed with the Commission pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, for the purpose of updating such descriptions or the exhibits filed herewith. Such descriptions are incorporated herein by reference.
DESCRIPTION OF SHARE CAPITAL
     The following statements are brief summaries of the capital structure of our company and of the more important rights and privileges of shareholders conferred by the laws of Singapore and our company’s Articles of Association, as amended (“Articles of Association”). These statements summarize the material provisions of the Articles of Association but are qualified by reference to the Articles of Association, which have been filed hereto as Exhibit 2.

Ordinary Shares
     We have only one class of shares, namely, ordinary shares. As of December 31, 2005, there were 1,976,292,025 ordinary shares issued and allotted by our company.
     Until January 30, 2006, our ordinary shares had a par value of S$0.25 each. The Companies Amendment Act, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital.” As such, as of January 30, 2006, the shares of our company have no par or nominal value. All of our ordinary shares are in registered form.
     Our ordinary shares have identical rights in all respects and rank equally with one another. Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may think fit, and may issue preference shares which are, or at the option of our company are, redeemable, subject to certain limitations.
     All of our ordinary shares are in registered form. All our issued ordinary shares are entitled to voting rights described under “—Voting Rights” below. We may, subject to and in accordance with the Companies Act, and the rules of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) purchase our own ordinary shares. We may not, except as provided in the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our ordinary shares.
New Ordinary Shares
     New ordinary shares may only be issued with the prior approval of the shareholders in a general meeting. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required by law to be held, whichever is earlier. Our shareholders have given the general authority to allot and issue any remaining un-issued ordinary shares in the capital of our company prior to the next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that, amongst others, new ordinary shares may not be issued to transfer a controlling interest in our company without the prior approval in general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association or Singapore law.
Shareholders
     Only persons who are registered in our register of members and, in cases in which the person so registered is The Central Depository (Pte) Limited (“CDP”) or its nominee, as the case may be, the persons named as depositors in the depository register maintained by CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights in respect of any ordinary share other than an absolute right to the entirety thereof of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of members for any time or times. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders’ entitlement to receive dividends and other distributions for no more than ten days a year.

Transfer of Ordinary Shares
     There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in a form acceptable to our directors. Our directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped if required and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our directors may require.
General Meetings of Shareholders
     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by Singapore law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of our company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business and a statement regarding the effect of any proposed resolution on our company in respect of such special business.
Voting Rights
     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry settlement system will only be entitled to vote at a general meeting if his name appears on the depository register maintained by CDP as at 48 hours before the time of the general meeting as certified by CDP to our company. Except as otherwise provided in our Articles of Association, two or more shareholders holding at least 33 1/3% of our total issued and fully-paid ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person or by proxy shall have one vote (provided that in the case of a shareholder who is represented by two proxies, only one of the two proxies as determined by that shareholder or, failing such determination, by the chairman of the meeting (or by a person authorized by him) in his sole discretion shall be entitled to vote on a show of hands), and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A poll may be demanded in certain circumstances, including by the chairman of the meeting, by not less than five shareholders present in person or by proxy and entitled to vote at the meeting, by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting or, a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of our company (excluding treasury shares).

Dividends
     We may, by ordinary resolution of our shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our directors. We must pay all dividends out of our profits. Our directors may also declare an interim dividend without the approval of the shareholders. All dividends in respect of shares are paid in proportion to the number of shares held by a shareholder, unless the rights attaching any ordinary shares or the terms of issue thereof provide otherwise. Where shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares. All dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid. An amount paid or credited as paid on a share in advance of a call is to be ignored. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, the payment to CDP of any dividend payable to a shareholder who holds his ordinary shares through the CDP book-entry settlement system shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.
Bonus and Rights Issue
     Our directors may, with approval by our shareholders at a general meeting, issue bonus shares for which no consideration is payable to our company to the shareholders in proportion to their shareholdings and/or capitalize any reserves or profits (including profit or monies carried and standing to any reserve account) and distribute the same as bonus shares credited as paid-up to our shareholders in proportion to their shareholdings. Our directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of any stock exchange in which we are listed.
Take-overs
     The Singapore Code on Take-overs and Mergers (the “Take-over Code”) regulates the acquisition of, amongst others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.
     “Parties acting in concert” comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: a company and its related and associated companies and companies whose associated companies include any of these companies; a company and any of its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts); a company and any of its pension funds and employee share schemes; a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis; a financial or other professional adviser and its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital; directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent; partners; and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his or her instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions.
     Subject to certain exceptions, a take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months.
     Under the Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to consider and decide on the offer.
Liquidation or other Return Of Capital
     If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any distribution of surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.
Indemnity
     As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, our directors and officers shall be entitled to be indemnified by our company against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as officers or employees of our company and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify our directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.
Limitations on Rights to Hold or Vote Shares
     Except as described herein, there are no limitations imposed by Singapore law or by our Articles of Association on the rights of non-resident shareholders to hold or exercise voting rights attached to our ordinary shares.
Substantial Shareholdings
     The Companies Act and the Securities and Futures Act, Chapter 289 of Singapore require the substantial shareholders of our company to give notice to our company and the SGX-ST, including particulars of their interest and the circumstances by reason of which they have such interest, within two business days of their becoming substantial shareholders of our company and of any change in the percentage level of their interest.

     Under the Companies Act, a person has a substantial shareholding in our company if he has an interest (or interests) in one or more voting shares in our company and the total votes attached to that share, or those shares, are not less than 5% of the total votes attached to all the voting shares in our company.
     “Percentage level,” in relation to a substantial shareholder, means the percentage figure ascertained by expressing the total votes attached to our voting shares in which the substantial shareholder has an interest or interests immediately before or (as the case may be) immediately after the relevant time as a percentage of the total votes attached to all the voting shares in our company, and, if it is not a whole number, rounding that figure down to the next whole number.
Minority Rights
     The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of the company, as they think fit to remedy situations where: (1) the affairs of the company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders; or (2) the company takes an action, or threatens to take an action, or the shareholders pass a resolution, or proposes to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.
     Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may direct or prohibit any act or cancel or vary any transaction or resolution, regulate the conduct of our company’s affairs in the future, and authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the courts may direct. The Singapore courts may also direct that our company or some of our shareholders purchase a minority shareholder’s shares and, in the case of a purchase of shares by us, a corresponding reduction of our share capital, and direct that our Memorandum or Articles of Association be amended or that our company be wound up.
TAXATION
Singapore Taxation
     The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The following is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or American Depositary Shares (“ADS”) (collectively, referred to the Securities) to a holder of the Securities who is not tax resident in Singapore. The statements below are not to be regarded as advice on the Singapore tax position of any holder of the Securities or of any person acquiring, selling or otherwise dealing with the Securities or on any tax implications arising from the acquisition, sale or other dealings in respect of the Securities. The statements made herein do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Securities and does not purport to deal with the tax consequences applicable to all categories of investors some of which (such as dealers in securities) may be subject to special rules. Prospective purchasers and holders of the Securities are advised to consult their own tax advisors as to the Singapore or other tax consequences of the acquisition, ownership or disposition of the Securities, including, in particular, the effect of any foreign, state or local tax laws to which they are subject.
Income Tax
     General
     Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.
     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 20% with effect from the year of assessment 2005, or 15% in the case of interest and rental of moveable equipment, or 10% in the case of royalty for the use of or the right to use any movable property, subject to certain exceptions. We are obligated by law to withhold tax at the source.
     A corporation will be regarded as being tax resident in Singapore if the control and management of its business is exercised in Singapore (for example, if the corporation’s board of directors meets and conducts the business of the corporation in Singapore). An individual is tax resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if the individual resides in Singapore.
Dividend Distributions
     Dividends received in respect of our ordinary shares or ADSs by either a resident or non-resident of Singapore are not subject to Singapore withholding tax.
Dividends paid out of Tax-Exempt Income or Income subject to Concessionary Tax Rate
     If we pay dividends on the ordinary shares or ADSs out of income received that is exempt from tax or out of our income received that is subject to tax at a concessionary rate, if any, such dividends will be free from Singapore tax in the hands of the holders of the ordinary shares and ADSs.
Dividends paid out of Income subject to Normal Corporate Taxation
     Imputation System
     Prior to January 1, 2003, (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see “New One-Tier Corporate Tax System” below)) Singapore was on the imputation system of corporate taxation. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rate of 20% with effect from the year of assessment 2005 would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends (Franked Dividends) net of such tax and would be taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). In this way, the tax we paid would be available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).

     A non-resident shareholder is effectively taxed on Franked Dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on net dividends received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder which does not have a permanent establishment in Singapore and deductible expenses attributed to such dividend income would normally not receive any tax refund from the Inland Revenue Authority of Singapore.
     New One-tier Corporate Tax System
     A new one-tier corporate tax system became effective from January 1, 2003 (subject to certain transitional rules). Under this new system, the tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in the hands of the shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. Accordingly, under the one-tier corporate tax system, no further Singapore income tax will be imposed on the net dividends received by a non-resident holder of the ordinary shares or ADSs.
     However, to enable companies to make use of their unutilized dividend franking credits as at December 31, 2002, there will be a five-year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system for the purposes of paying Franked Dividends out of its unutilized dividend franking credits as at December 31, 2002. Accordingly, as long as we remain on the imputation system, shareholders may continue to receive dividends with credits attached as described above under “Imputation System.”
     For the transitional period from January 1, 2003 up to December 31, 2007, when the imputation system co-exists with the one-tier corporate tax system, if we have not moved to the one-tier system, tax vouchers issued by us will distinguish between franked dividends and normal tax exempt dividends not being exempt dividends under the one-tier system, such as dividends paid out of tax exempt income, approved deduction or further deduction of expenses or certain foreign income for which foreign tax credit was allowed. If we have fully utilized our dividend franking credits (that is, we are required to move to the one-tier system) or if we elect to move to the one-tier system at an earlier date, tax vouchers issued by us will distinguish between normal tax exempt dividends and exempt dividends under the one-tier system. We do not presently intend to migrate to the new one-tier corporate tax system until our dividend franking credits as at December 31, 2002 are fully utilized or until the transition period comes to an end on December 31, 2007, whichever is earlier.
     No comprehensive tax treaty currently exists between Singapore and the United States.
Capital Gains on Disposal of Ordinary Shares and ADSs
     Singapore does not impose tax on capital gains. However, there are currently no specific laws or regulations which address the characterization of capital gains; hence gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. Thus, any gains or profits from the disposal of the ordinary shares or ADSs are not taxable in Singapore unless the seller is regarded as carrying on a trade or business (for example, one of dealing in securities) in Singapore, in which case the disposal profits would be taxable as such profits would be considered revenue in nature.

Stamp Duty
     There is no stamp duty payable in respect of the issuance and holding of ordinary shares or ADSs. Where ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$0.20 for every S$100 or part thereof of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of ordinary shares or ADSs. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and received in Singapore.
Estate Duty
     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties of the individual situated in Singapore. Estate duty is not imposed on the movable properties in Singapore owned by a non-domiciled person. Thus, an individual holder of the ordinary shares or ADSs who is not domiciled in Singapore at the time of his death will not be subject to Singapore estate duty on the value of the ordinary shares or ADSs held by the individual upon the individual’s death.
     Prospective purchasers of ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisers regarding the Singapore estate duty consequences of their investment and ownership of such ordinary shares and/or ADSs.
United States Federal Income Taxation
     The following is a general summary of the material United States federal income tax consequences of the ownership and disposition of ordinary shares (including ordinary shares represented by ADSs). This summary applies only to U.S. Holders (as defined below) that have the U.S. dollar as their functional currency and that hold ordinary shares or ADSs as “capital assets.” This discussion does not address tax considerations applicable to a U.S. Holder’s special circumstances or to U.S. Holders that may be subject to special tax rules. You are a “U.S. Holder” if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (a) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. The following discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. U.S. Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences of the ownership and disposition of ordinary shares and ADSs in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.

Distributions on Ordinary Shares or ADSs
     Subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions, if any, made with respect to the ordinary shares or ADSs will be included in the income of a U.S. Holder as dividend income to the extent of our current and accumulated earnings and profits, calculated pursuant to United States federal income tax principles. U.S. Holders must include such distributions in income on the date they are actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of the ADSs. Subject to certain limitations, dividends paid before January 1, 2009 to non-corporate U.S. Holders, including individuals, may be eligible for reduced rate of taxation if we are a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid or its ADSs with respect to such stock are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and the ordinary shares or the ADSs are considered to be readily tradable on an established securities market within the United States. No assurance can be made that our status as a qualified foreign corporation will not change.
     A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by United States corporations. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. Such capital gain will be long-term capital gain if the U.S. Holder’s holding period of the ordinary shares or ADSs is more than one year at the time of sale or exchange.
     If a taxable dividend is paid in a currency other than the U.S. dollar, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the dividend by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADS, regardless of whether the payment is actually converted into U.S. dollars. U.S. Holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.
     Dividends received with respect to the ordinary shares or ADSs will be treated as income from outside the United States, and, for taxable years beginning before December 31, 2006, generally will be treated as “passive income” or “financial services income” for United States foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will be treated as “passive category income” or “general category income” for United States foreign tax credit purposes. Under Section 904(g) of the U.S. Internal Revenue Code of 1986, as amended, certain portions of dividends paid by a foreign corporation 50% or more of which is owned by United States persons may be treated as income from sources within the United States provided that the foreign corporation has more than a small amount of income from sources within the United States. The Singapore taxes paid under the imputation system are paid by our company and deemed to have been distributed to and paid by our shareholders. A U.S. Holder should not be subject to United States federal income tax on such amounts, and the holder will likely not be eligible for foreign tax credits for such amounts against its United States federal income tax liability.

Sale or Exchange of the Ordinary Shares or ADSs
     Subject to the PFIC rules discussed below, upon the sale or exchange of an ordinary share or an ADS, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or exchange and (ii) such holder’s adjusted tax basis in the ordinary share or ADS. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary share or ADS is more than one year at the time of sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 15%. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.
Passive Foreign Investment Company
     Special United States federal income tax rules apply to U.S. persons owning shares of a PFIC. We do not believe that we are currently a PFIC, nor do we anticipate becoming a PFIC in the foreseeable future. However, there can be no assurance that we will not become a PFIC at some future time as a result of changes in our assets, income or business operations.
     If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. Holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the ordinary share or ADSs and on any “excess distribution” received. Such U.S. Holder would also be subject to a special interest charge with respect to any such gain or “excess distribution.” Rather than being subject to this tax regime, a U.S. Holder of ordinary shares or ADSs may make a “qualified electing fund” or “mark-to-market” election. A “qualified electing fund” election generally should be made for the first taxable year in which a company is a PFIC.
U.S. Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
Item 2. Exhibits.
     The following exhibits are filed herewith:

Exhibit No.
1.	Memorandum of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 3.2 to Form F-4 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Commission on April 6, 2004

2.	Amended Articles of Association of STATS ChipPAC Ltd.

3.1	Specimen ordinary share certificate issued on and after January 30, 2006 in respect of transfers of shares issued before January 30, 2006

3.2	Specimen ordinary share certificate issued on and after January 30, 2006 in respect of new issuances of shares after January 30, 2006

4.	Deposit Agreement dated February 8, 2000 among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and the holders from time to time of ADRs issued thereunder (including the form of ADR) — incorporated by reference to Exhibit 2.2 of Form 20-F (File No. 333-93661) of ST Assembly Test Services Ltd filed with the Commission on March 30, 2001

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 9, 2006

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer

By:	/s/ Michael G. Potter
	Name:	Michael G. Potter
	Title:	Corporate Vice President, Chief Financial Officer

EXHIBIT INDEX
Exhibit No.
1.	Memorandum of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 3.2 to Form F-4 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Commission on April 6, 2004
2.	Amended Articles of Association of STATS ChipPAC Ltd.
3.1	Specimen ordinary share certificate issued on and after January 30, 2006 in respect of transfers of shares issued before January 30, 2006
3.2	Specimen ordinary share certificate issued on and after January 30, 2006 in respect of new issuances of shares after January 30, 2006
4.	Deposit Agreement dated February 8, 2000 among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and the holders from time to time of ADRs issued thereunder (including the form of ADR) — incorporated by reference to Exhibit 2.2 of Form 20-F (File No. 333 93661) of ST Assembly Test Services Ltd filed with the Commission on March 30, 2001